FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 13, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Notice of the annual general meeting and an extraordinary general meeting of the shareholders, dated May 13, 2005.

2.	Power of Attorney for the annual general meeting of the shareholders.

3.	Power of Attorney for the extraordinary general meeting of the shareholders.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 13, 2005	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office: 75, route de Longwy
L-8080 Bertrange, Luxembourg
- R.C.S. Luxembourg: B 40.630 -

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“AGM”), and an extraordinary general meeting (“EGM”), of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg-City, Luxembourg, on Tuesday May 31, 2004 at 4.00 p.m. Central European time, to consider and vote on the following resolutions:

1	To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at December 31, 2004.

2	To approve the consolidated accounts and the parent company accounts for the year ended December 31, 2004.

3	To allocate the result of the year ended December 31, 2004.

4	To discharge the Board of Directors and the Auditors for the year ended December 31, 2004.

5	To elect the Directors.

6	To elect the Auditors.

7	To determine the Directors’ fees for 2005.

8	To approve the procedure of the Nominations Committee for the election of members of the Board of Directors at the Annual General Meeting to be held in 2006.

9	To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

10	To approve the grant of stock options to members of the Board of Directors and employees.

11	Miscellaneous.

APPOINTMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS (Item 5)

The Nominations Committee proposes that, until the end of the Annual General Meeting to be held in 2006: Mr Daniel Johannesson, Ms Donna Cordner, Ms Cristina Stenbeck, Mr Michel Massart, Mr Raymond Kirsch, Mr Ernest Cravatte, Mr Vigo Carlund and Mr Lars-Johan Jarnheimer be re-elected directors of the Company and Mr Tope Lawani be elected to the Board of Directors as a new board member.

APPOINTMENT OF THE EXTERNAL AUDITOR OF THE COMPANY (Item 6)

The Board of Directors proposes that PricewaterhouseCoopers Sàrl, Luxembourg, be re-appointed as external auditor for a term ending at the Annual General Meeting of the shareholders to be held in 2006.

DIRECTORS' FEES (Item 7)

The Nominations Committee proposes to the Meeting that the fees for the members of the Board of Directors for the period until the end of the next Annual General Meeting to be held in 2006 be a total of USD 525,000.

APPROVAL OF THE PROCEDURE FOR THE NOMINATION OF BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING TO BE HELD IN 2006 (Item 8)

The Board of Directors proposes that the Meeting approve the following procedure for the Nominations Committee for the election of members of the Board of Directors for the Annual General Meeting in 2006: The work of preparing a proposal of members to the Board of Directors for the Annual General Meeting of 2006 shall be executed by a Nominations Committee. The Nominations Committee will be created during the fall of 2005 in consultation with at least three major shareholders and Ms. Cristina Stenbeck will act as convenor of the Nominations Committee. The composition of the Nominations Committee will be communicated in the financial report for the third quarter 2005.

OTHER INFORMATION.

There is no quorum of presence requirement for the AGM/EGM, except that a quorum of presence of half of the issued and outstanding share capital is required for purposes of Item 9 of the Agenda. Also in respect of Item 9, the resolution must be adopted by a two-thirds majority of the shares present or represented at the AGM/EGM.

Participation in the AGM is reserved to shareholders who give notice of their intention to attend the AGM/EGM by mail or return a duly completed proxy form at the following address: Millicom International Cellular S.A., 75, route de Longwy, L-8080 Bertrange, Luxembourg, attention: Ms. Véronique Mathieu, telephone: + 352 27 759 287, fax: + 352 27 759 359, so that it shall be received no later than Friday May 27, 2005, 5:00 p.m. Central European time. Proxy forms are available upon request at Millicom’s registered office, at the above address and contact numbers.

Holders of Swedish Depository Receipts wishing to attend the meeting or to be represented at the AGM/EGM by proxy have to request a power of attorney from Fischer Partners Fondkommission AB, P.O Box 16027, SE-103-21 Stockholm, Sweden, telephone: + 46 8 463 85 00, and send it duly completed to Millicom’s address indicated above, so that it shall be received no later than Friday May 27, 2005, 5:00 p.m. Central European time. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the AGM/EGM. Such registration must be completed no later than Friday May 20, 2005.

May 13, 2005	The Board of Directors

Item 2

POWER OF ATTORNEY

The undersigned,_____________________________, domiciled at/having its registered office at, ________________________ ______________________________________________________, holder of__________ shares in the capital of Millicom International Cellular S.A. (“Millicom”), hereby constitutes and appoints _____________________________ with power of substitution as my/our true and lawful agent and attorney-in-fact for the purpose of representing me/us at the Ordinary General Meeting (the “AGM”) of the shareholders of:

MILLICOM INTERNATIONAL CELLULAR S.A.

to be held in Luxembourg on Tuesday May 31, 2005 at 4.00 p.m. Luxembourg time or on any date thereafter or at any adjourned or reconvened meeting with the following agenda:

1	To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at December 31, 2004.

2	To approve the consolidated accounts and the parent company accounts for the year ended December 31, 2004.

3	To allocate the result of the year ended December 31, 2004.

4	To discharge the Board of Directors and the Auditors for the year ended December 31, 2004.

5	To elect the Directors.

The Nominations Committee proposes that, until the end of the Annual General Meeting to be held in 2006: Mr Daniel Johannesson, Ms Donna Cordner, Ms Cristina Stenbeck, Mr Michel Massart, Mr Raymond Kirsch, Mr Ernest Cravatte, Mr Vigo Carlund and Mr Lars-Johan Jarnheimer be re-elected directors of the Company and Mr Tope Lawani be elected to the Board of Directors as a new board member.

6	To elect the Auditors.

The Board of Directors proposes that PricewaterhouseCoopers Sàrl, Luxembourg, be re-appointed as external auditor for a term ending at the Annual General Meeting of the shareholders to be held in 2006.

7	To determine the Directors’ fees for 2005.

The Nominations Committee proposes to the Meeting that the fees for the members of the Board of Directors for the period until the end of the next Annual General Meeting to be held in 2006 be a total of USD 525,000.

8	To approve the procedure of the Nominations Committee for the election of members of the Board of Directors at the Annual General Meeting to be held in 2006

The Board of Directors proposes that the Meeting approve the following procedure for the Nominations Committee for the election of members of the Board of Directors for the Annual General Meeting in 2006: The work of preparing a proposal of members to the Board of Directors for the Annual General Meeting of 2006 shall be executed by a Nominations Committee. The Nominations Committee will be created during the fall of 2005 in consultation with at least three major shareholders and Ms. Cristina Stenbeck will act as convenor of the Nominations Committee. The composition of the Nominations Committee will be communicated in the financial report for the third quarter 2005.

9	To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

10	To approve the grant of stock options to members of the Board of Directors and employees.

11	Miscellaneous

Consequently, the undersigned authorizes and directs the above person to vote on my/our behalf at the aforementioned AGM as he/she thinks, at his/her discretion, fit on any resolution submitted to the AGM on the basis of the aforementioned agenda.

For the purpose of the foregoing, he/she may, in my/our name and on my/our behalf, sign and execute all documents, minutes, elect domicile and do and perform such other acts or things as may be required for the carrying out of this Power-of-Attorney.

Executed in _______________________ on __________ , 2005.

By:_____________________________
Name:
Title:

Item 3

POWER OF ATTORNEY

The undersigned,_____________________________ , domiciled at/having its registered office at, _______________________________ ______________________________________________, holder of__________ shares in the capital of Millicom International Cellular S.A. (“Millicom”), hereby constitutes and appoints_____________________________ with power of substitution as my/our true and lawful agent and attorney-in-fact for the purpose of representing me/us at the Extraordinary General Meeting (the “EGM”) of the shareholders of:

MILLICOM INTERNATIONAL CELLULAR S.A.

to be held in Luxembourg on Tuesday May 31, 2005 at 4.30 p.m. Luxembourg time or on any date thereafter or at any adjourned or reconvened meeting with the following agenda:

1	To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies, as amended.

Consequently, the undersigned authorizes and directs the above person to vote on my/our behalf at the aforementioned EGM as he/she thinks, at his/her discretion, fit on any resolution submitted to the EGM on the basis of the aforementioned agenda.

For the purpose of the foregoing, he/she may, in my/our name and on my/our behalf, sign and execute all documents, minutes, elect domicile and do and perform such other acts or things as may be required for the carrying out of this Power-of-Attorney.

Executed in _______________________ on____________ 2005

By:________________________________
Name:
Title: